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[LOGO]   NEWS RELEASE

RELEASE DATE: February 17, 1998

CONTACT: Sondra L. Lehman, Director of I.R., Bell Sports (888) 534-9500 Linda K. Bounds, C.F.O., Bell Sports (408) 574-3436
              Tami E. Nason, Harvard Private Capital (617) 720-4837
              Edward L. McCall, Brentwood Associates (310) 477-6611

                               BELL SPORTS CORP.
                          ENTERS INTO MERGER AGREEMENT
                             WITH COMPANY FORMED BY
                   HARVARD PRIVATE CAPITAL HOLDINGS, INC. AND
                   BRENTWOOD ASSOCIATES BUYOUT FUND II, L.P.

San Jose, CA--Bell Sports Corp. (Nasdaq: BSPT and BSPTG) announced today that it has entered into a definitive recapitalization and merger agreement with HB Acquisition Corporation, in a transaction organized by Harvard Private Capital Holdings, Inc., Brentwood Associates Buyout Fund II, L.P. and Coral Reef Capital, LLC, providing for a cash merger in which the shares of common stock of Bell Sports Corp. outstanding immediately prior to the merger will be converted into the right to receive $10.50 per share in cash. HB Acquisition Corporation is a newly organized corporation formed by Harvard Private Capital Holdings, Inc. and Brentwood Associates Buyout Fund II, L.P. It is currently expected that Terry G. Lee, Chairman and Chief Executive Officer of Bell Sports Corp., Mary J. George, President of Bell Sports Corp. and Chase Capital Partners will invest in the new corporation by exchanging, prior to the merger, a portion of the shares, stock options or other stock based awards of Bell Sports Corp. held by them for capital shares of HB Acquisition Corporation. Currently, Bell Sports Corp. has approximately 13.9 million shares of common stock outstanding and 2.4 million shares subject to stock options or other stock based awards.

The definitive recapitalization and merger agreement with HB Acquisition Corporation resulted from a process commenced in September 1997 when the Company announced publicly that its Board of Directors had retained NationsBanc Montgomery Securities LLC to assist it in studying strategic alternatives designed to enhance stockholder value. As part of such study, NationsBanc Montgomery Securities LLC solicited indications of interest in the Company from various potentially interested parties.

The definitive agreement has been approved by the Board of Directors of Bell Sports Corp., based upon the unanimous recommendation of a special committee of its independent directors.

The consummation of the merger is subject to certain conditions, including regulatory approvals, the approval of the Company's stockholders and the receipt by HB Acquisition Corporation of certain necessary financing. HB Acquisition Corporation has received a financing commitment letter from Societe Generale to provide such financing, subject to certain customary conditions. Subject to clearance of the required proxy materials with the Securities and Exchange Commission, it is expected that a special meeting of the stockholders of Bell Sports Corp. will be called in mid-to-late Spring of this year to vote upon the merger.

Headquartered in San Jose, California, Bell Sports is a leading manufacturer and marketer of bicycle helmets, bicycle accessories and auto racing helmets and sells snowboard and ski helmets. Bell Sports markets its products under the brand names: Bell, Giro, Rhode Gear, VistaLite, Blackburn, BSI, Bike Star, Copper Canyon and Cycle Products.